SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

March 22, 2024

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips convenes the Annual General Meeting of Shareholders 2024

", dated March 22, 2024.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on March 22, 2024.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Press information

March 22, 2024

Philips convenes the Annual General Meeting of Shareholders 2024

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA), today announced it has convened the Annual General Meeting of Shareholders (AGM) 2024 and published the agenda with explanatory notes.

As previously announced, the agenda includes:

  Proposals to re-appoint Chairman Feike Sijbesma (Dutch, 1959) and Peter Löscher (Austrian, 1957) as members of the Supervisory Board, with effect from May 7, 2024.
  Proposal to appoint Charlotte Hanneman (Dutch, 1978) as member of the Board of Management, fulfilling the role of Chief Financial Officer, with effect from October 1, 2024.
  Proposal to appoint Benoît Ribadeau-Dumas (French, 1972) as new member of the Supervisory Board, with effect from May 7, 2024.

The agenda furthermore includes:

  Proposals to adopt an amended Remuneration Policy for the Board of Management and an amended Remuneration Policy for the Supervisory Board.
  A number of recurring items, such as the 2023 Remuneration Report as included in the Annual Report 2023 (advisory vote), and the proposals to adopt the company’s financial statements and dividend.

The AGM will be held at the Hotel Hilton Amsterdam, Apollolaan 138, Amsterdam on Tuesday, May 7, 2024, beginning at 14:00 CET.

The complete agenda with explanatory notes, the Annual Report 2023 (which was published on February 20, 2024), the binding nominations, the proposed Remuneration Policies and other information relevant for the AGM have been published here.

For further information, please contact:

Elco van Groningen
Philips External Relations
Tel.: +31 6 8103 9584
E-mail: elco.van.groningen@philips.com

Dorin Danu
Philips Investor Relations
Tel: +31 20 5977055
E-mail: dorin.danu@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people's health and well-being through meaningful innovation. Philips’ patient- and people-centric innovation leverages advanced technology and deep clinical and consumer insights to deliver personal health solutions for consumers and professional health solutions for healthcare providers and their patients in the hospital and the home. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, ultrasound, image-guided therapy, monitoring, and enterprise informatics, as well as in personal health. Philips generated 2023 sales of EUR 18.2 billion and employs approximately 69,700 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.

Forward-looking statements
This release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.